

Mail Stop 7010

April 3, 2007

via mail and facsimile

Mr. Doug Wilson
President and Director
Clean Energy Combustion Systems, Inc.
Suite 1480-777 Hornby Street
Vancouver, British Columbia, Canada, V6Z 1S4

> **RE:** **Clean Energy Combustion Systems, Inc.**
> **Form 8-K Item 4.01**
> **Filed April 3, 2007**
> **File # 000-31339**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note Staley, Okada & Partners was previously engaged as your principal independent accountant. Amend your filing to disclose the date of their resignation. Refer to Item 304(a)(1)(i) of Regulation S-B.

2. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

3. Amend your filing to indicate whether the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-B.

4. Your disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv)(A) of Regulation S-B. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv)(B) through (E) of Regulation S-B.

5. Revise your filing to disclose, if true, that you did not consult with your successor accountants during your two most recent fiscal years and through the interim period of engagement. Refer to Item 304(a)(2) of Regulation S-B.

6. We note that the letter you have filed as Exhibit 16 is from your former accountants and details the disclosures that need to be included in your Item 4.01 8-K, rather than whether or not they agree with your disclosures. Please file a letter as Exhibit 16 from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K. Refer to Item 304(a)(2)(ii)(3) of Regulation S-B.

7. We note that you have not filed your Form 10-KSB for the year ended December 31, 2004, Form 10-QSB's for the three quarters in 2005, Form 10-KSB for the year ended December 31, 2005, Form 10-QSB's for the three quarters in 2006, and Form 10-KSB for the year ended December 31, 2006. Please tell us your anticipated timing of filing these periodic reports.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant